DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350 www.dlapiper.com

Jeffrey M. Sullivan jeff.sullivan@dlapiper.com
T 919.786.2003
F 919.786.2200

August 14, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Kevin Woody, Branch Chief

Re:	LaSalle Hotel Properties
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on February 21, 2008
Form 10-Q for Quarterly Period Ended March 31, 2008
Filed on April 23, 2008
Definitive Proxy Statement
Filed on March 5, 2008
File No. 001-14045

Dear Mr. Woody:

As counsel to LaSalle Hotel Properties (the “Company”) and in connection with your comment letter dated July 10, 2008, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2007, Form 10-Q for the quarterly period ended March 31, 2008 and Definitive Proxy Statement, we are transmitting herewith the Company’s responses to your comment letter attached as Schedule A. For your convenience, we have reproduced in the schedule each of your numbered comments before the Company’s response thereto.

Please note that the Company acknowledges, and has authorized us to include in this letter, the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 14, 2008

If you have any further questions concerning the response letter, please contact me at (919) 786-2003.

Sincerely, /s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:	Securities and Exchange Commission
Jennifer Monick, Staff Accountant
Karen Garnett, Assistant Director
Byron Cooper, Attorney Advisor

LaSalle Hotel Properties Hans S. Weger, Chief Financial Officer

2

Schedule A

Form 10-K for the year ended December 31, 2007

Item 1.	Business, page 2

1.	Comment: Please tell us and disclose in future filings the number of your properties that are considered full service, limited service, independents, and extended stay. Within those four categories, please identify the number in each of the standard scale tiers, e.g., luxury, upper upscale, upscale, and mid-scale for the full service category.

Response: We will include in our future Annual Reports on Form 10-K disclosure substantially similar to the following disclosure:

At June 30, 2008, the Company owned interests in 31 hotel properties. The table below summarizes additional information about each property:

	Property	Rooms	Location
1.	Sheraton Bloomington Hotel Minneapolis South	564	Bloomington, MN
2.	Westin City Center Dallas	407	Dallas, TX
3.	Seaview Resort and Spa	297	Galloway, NJ (Atlantic City)
4.	Le Montrose Suite Hotel	133	West Hollywood, CA
5.	San Diego Paradise Point Resort	462	San Diego, CA
6.	Harborside Hyatt Conference Center & Hotel	270	Boston, MA
7.	Hotel Viking	209	Newport, RI
8.	Topaz Hotel	99	Washington, D.C.
9.	Hotel Rouge	137	Washington, D.C.
10.	Hotel Madera	82	Washington, D.C.
11.	Hotel Helix	178	Washington, D.C.
12.	Hotel George	139	Washington, D.C.
13.	The Liaison Capitol Hill	343	Washington, D.C.
14.	Lansdowne Resort	296	Lansdowne, VA
15.	Indianapolis Marriott Downtown	622	Indianapolis, IN
16.	Hilton Alexandria Old Town	246	Alexandria, VA
17.	Chaminade Resort and Conference Center	156	Santa Cruz, CA
18.	Hilton San Diego Gaslamp Quarter	283	San Diego, CA
19.	The Grafton on Sunset	108	West Hollywood, CA
20.	Onyx Hotel	112	Boston, MA
21.	Westin Copley Place	803	Boston, MA
22.	Hotel Deca	158	Seattle, WA
23.	The Hilton San Diego Resort and Spa	357	San Diego, CA
24.	Donovan House	193	Washington, D.C.
25.	Le Parc Suite Hotel	154	West Hollywood, CA
26.	Hotel Sax Chicago	353	Chicago, IL
27.	Westin Michigan Avenue	751	Chicago, IL
28.	Alexis Hotel	121	Seattle, WA
29.	Hotel Solamar	235	San Diego, CA
30.	Gild Hall	126	New York, NY
31.	Hotel Amarano Burbank	99	Burbank, CA

	Total number of rooms/suites	8,493

Each of our hotels is full service, and each is “upper upscale,” as defined by Smith Travel Research, a provider of hotel industry data.

2.	Comment: Please provide a description of the material terms of your management and operating agreements for your hotel properties. This disclosure should include a description of minimum returns or minimum rents, any additional returns or rents, scheduled expiration dates, renewal provisions, provisions for maintenance payments, and any provisions that secure payments to you. Please provide this information in future filings and tell us how you plan to comply.

Response: We will include in our future Annual Reports on Form 10-K disclosure substantially similar to the following disclosure:

Hotel Management Agreements

Thirty of our 31 hotels are leased by LaSalle Hotel Lessee, Inc., our taxable REIT subsidiary that we refer to as LHL, and managed and operated by third parties pursuant to management agreements entered into between LHL and the respective hotel management companies.

Our management agreements for the 30 hotels leased to LHL have the terms described below.

•	Base Management Fees. Our management agreements generally provide for the payment of base management fees between 1% and 4% of the applicable hotel’s revenues, as determined in the agreements.

•

Incentive Management and Other Fees. Our management agreements generally provide for the payment of incentive management fees between 10% and 20% of gross operating profit or net operating income of the applicable hotel, if certain criteria are met. Certain of the management agreements also provide for the payment by us of sales and marketing, accounting and other fees.

•	Terms. The terms of our management agreements range from 1.5 years to 18 years not including renewals, and 1.5 years to 50 years including renewals.

•

Ability to Terminate. We have 30 management agreements of which 22 are terminable at will. Of the remaining eight management agreements, two management agreements are terminable upon sale. Termination fees range from zero to up to three times annual base management and incentive management fees.

•

Operational Services. The manager has exclusive authority to supervise, direct and control the day-to-day operation and management of the hotel including establishing all room rates, processing reservations, procuring inventories, supplies and services, and preparing public relations, publicity and marketing plans for the hotel.

•

Executive Supervision and Management Services. The manager supervises all managerial and other employees for the hotel, reviews the operation and maintenance of the hotel, prepares reports, budgets and projections, and provides other administrative and accounting support services to the hotel.

•

Chain Services. Our management agreements with major brands require the managers to furnish chain services that are generally made available to other hotels managed by such operators. Such services may, for example, include: (1) the development and operation of computer systems and reservation services; (2) management and administrative services; (3) marketing and sales services; (4) human resources training services and (5) such additional services as may from time to time be more efficiently performed on a national, regional or group level.

•

Working Capital. Our management agreements typically require us to maintain working capital for a hotel and to fund the cost of fixed asset supplies such as linen and other similar items. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from the hotel operations are insufficient to meet the financial requirements of the hotel.

•

Furniture, Fixtures and Equipment Replacements. We are required to provide to the manager all the necessary furniture, fixtures and equipment for the operation of the hotel (including funding any required furniture, fixture and equipment replacements). Our management agreements generally provide that once each year the manager will prepare a list of furniture, fixtures and equipment to be acquired and certain routine repairs to be performed in the next year and an estimate of funds that are necessary therefor, subject to our review and approval. For purposes of funding the furniture, fixtures and equipment replacements, a specified percentage of the gross revenues of the hotel is either deposited by the manager in an escrow account (typically 3% to 5%) or held by the owner.

•

Building Alterations, Improvements and Renewals. Our management agreements generally require the manager to prepare an annual estimate of the expenditures necessary for major repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of the hotel. In addition to the foregoing, the management agreements generally provide that the manager may propose such changes, alterations and improvements to the hotel as required by reason of laws or regulations or, in the manager’s reasonable judgment, to keep the hotel in a safe, competitive and efficient operating condition.

•

Sale of the Hotel. Six of our management agreements limit our ability to sell, lease or otherwise transfer a hotel, unless the transferee assumes the related management agreement and meets specified other conditions and/or unless the transferee is not a competitor of the manager.

•

Service Marks. During the term of our management agreements, the service mark, symbols and logos currently used by the manager may be used in the operation of the hotel. Any right to use the service marks, logo and symbols and related trademarks at a hotel will terminate with respect to that hotel upon termination of the management agreement with respect to such hotel.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

3.	Comment: Please tell us how you have complied with Item 10(e) of Regulation S-K in your presentation of hotel portfolio EBITDA.

Response: We included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 the “Non-GAAP” measurements disclosure below. As compared to the disclosure in our previous filings, please note the additional disclosure of why we believe Hotel EBITDA provides useful information to our investors and the additional tabular disclosure reconciling Hotel EBITDA to net income to common shareholders. We will include substantially the same additional disclosure in our future filings with the Commission that disclose Hotel EBITDA.

Non-GAAP Financial Measures

Funds From Operations and EBITDA

The Company considers the non-GAAP measures of FFO and EBITDA to be key supplemental measures of the Company’s performance and should be considered along with, but not as alternatives to, net income as a measure of the Company’s operating performance. Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO and EBITDA to be helpful in evaluating a real estate company’s operations.

The White Paper on FFO approved by NAREIT in April 2002 defines FFO as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of properties and items classified by GAAP as extraordinary, plus real estate-related depreciation and amortization (excluding amortization of deferred finance costs) and after comparable adjustments for the Company’s portion of these items related to unconsolidated entities and joint ventures. The Company computes FFO consistent with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than the Company.

With respect to FFO, the Company believes that excluding the effect of extraordinary items, real estate-related depreciation and amortization, and the portion of these items related to unconsolidated entities, all of which are based on historical cost accounting and which may be of limited significance in evaluating current performance, can facilitate comparisons of operating performance between periods and between REITs, even though FFO does not represent an amount that accrues directly to common shareholders. However, FFO may not be helpful when comparing the Company to non-REITs.

With respect to EBITDA, the Company believes that excluding the effect of non-operating expenses and non-cash charges, and the portion of these items related to unconsolidated entities, all of which are also based on historical cost accounting and may be of limited significance in evaluating current performance, can help eliminate the accounting effects of depreciation and amortization, and financing decisions and facilitate comparisons of core operating profitability between periods and between REITs, even though EBITDA also does not represent an amount that accrues directly to common shareholders.

With respect to Hotel EBITDA, the company believes that excluding the effect of corporate-level expenses, non-cash items, and the portion of these items related to unconsolidated entities, provides a more complete understanding of the operating results over which individual hotels and operators have direct control. We believe property-level results provide investors with supplemental information on the ongoing operational performance of our hotels and effectiveness of the third party management companies operating our business on a property-level basis.

Neither FFO, EBITDA, nor Hotel EBITDA represents cash generated from operating activities determined by GAAP and should not be considered as alternatives to net income, cash flow from operations or any other operating performance measure prescribed by GAAP. Neither FFO, EBITDA nor Hotel EBITDA is a measure of the Company’s liquidity, nor is FFO, EBITDA or Hotel EBITDA indicative of funds available to fund the Company’s cash needs, including its ability to make cash distributions. Neither measurement reflects cash expenditures for long-term assets and other items that have been and will be incurred. FFO, EBITDA and Hotel EBITDA may include funds that may not be available for management’s discretionary use due to functional requirements to conserve funds for capital expenditures, property acquisitions, and other commitments and uncertainties. To compensate for this, management considers the impact of these excluded items to the extent they are material to operating decisions or the evaluation of the Company’s operating performance.

The following is a reconciliation between net income applicable to common shareholders and FFO for the three and six months ended June 30, 2008 and 2007 (dollars in thousands, except share data):

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Funds From Operations (FFO):

Net income applicable to common shareholders	$20,545	$19,360	$5,715	$35,012

Depreciation	26,595	22,722	51,163	44,738

Amortization of deferred lease costs	181	122	304	246

Minority interest:

Minority interest in consolidated entities	(4)	—	(5)	—

Minority interest of common units in Operating Partnership	72	69	53	143

Minority interest in discontinued operations	—	—	—	1

Less: Net gain on sale of property disposed of	—	(16)	—	(30,278)

FFO	$47,389	$42,257	$57,230	$49,862

Weighted average number of common shares and units outstanding:

Basic	40,022,674	39,958,250	40,022,674	39,952,897

Diluted	40,081,802	40,237,102	40,097,831	40,235,617

The following is a reconciliation between net income applicable to common shareholders and EBITDA for the three and six months ended June 30, 2008 and 2007 (dollars in thousands):

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007
Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA):

Net income applicable to common shareholders	$20,545	$19,360	$5,715	$35,012

Interest expense	12,362	11,868	23,831	23,311

Income tax expense (benefit):

Income tax expense (benefit)	3,738	3,632	(117)	251

Income tax (benefit) from discontinued operations	—	—	—	(73)

Depreciation and amortization	26,819	22,945	51,560	45,136

Minority interest:

Minority interest in consolidated entities	(4)	—	(5)	—

Minority interest of common units in Operating Partnership	72	69	53	143

Minority interest of preferred units in Operating Partnership	1,346	1,531	2,759	3,057

Minority interest in discontinued operations	—	—	—	1

Distributions to preferred shareholders	5,624	5,624	11,248	16,963

EBITDA	$70,502	$65,029	$95,044	$123,801

Corporate expense	5,340	4,524	10,251	9,389

Interest and other income	(2,522)	(1,466)	(4,149)	(3,488)

Participating lease adjustments (net)	538	400	431	458

Hotel level adjustments (net)	(779)	(476)	(554)	(135)

Income from operations of property disposed of, including gain on sale	—	(16)	—	(30,392)

Hotel EBITDA	$73,079	$67,995	$100,023	$99,633

Hotel EBITDA includes the operating data for all properties leased to LHL and to third parties for the three and six months ended June 30, 2008 and 2007 excluding the Donovan House. Chaminade Resort is excluded from January (closed for renovations) in the six months ended June 30, 2008 and 2007.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Notes to Consolidated Financial Statements

5. Commitments and Contingencies

Litigation, page 12

4.	Comment: In light of the judgment with respect to the Dallas hotel, please tell us how you determined it was appropriate to continue to accrue $4.8 million in holdover rent.

Response: We believe that our accruals related to the Meridien litigation and related disclosures, including the continued accrual of $4.8 million in holdover rent in Dallas and New Orleans, are consistent with Statement of Accounting Standards No. 5, or SFAS 5.

As disclosed in our Form 10-Q, on February 11, 2008, the Texas Court of Appeals, among other matters, reduced the amount of the final judgment entered for us with respect to the Dallas hotel by approximately $1.4 million. This action by the Texas Court of Appeals, however, did not affect the amount of holdover rent for the Dallas hotel, and, as a result, we do not believe any change in our accrual of holdover rent was required.

The $1.4 million reduction consisted of two components, the first of which we had not accrued and the second of which, relating to pre-judgment interest on the holdover rent, we had accrued. Because we had not accrued the first component, the action by the Texas Court of Appeals with respect to such component required no change in our accruals. With respect to the second component, at the time of the filing of the Form 10-Q, we believed, in management’s best judgment, that we were entitled to pre-judgment interest and had asked the Texas Court of Appeals to reconsider. Subsequent to the filing of the Form 10-Q, the court determined that we in fact were entitled to pre-judgment interest on the holdover rent. The trial court is now considering the amount of such interest. Because we continue to believe that pre-judgment interest is probable, within the meaning of SFAS 5, and because we further believe that an award of such interest is estimable, we continue to accrue an amount of pre-judgment interest consistent with our estimate of the range of interest that may be awarded.

5.	Comment: Please tell us and disclose in your filing your determination of the $2.8 million attorney’s fee award as probable, reasonably possible, or remote. Within your response, please address management’s basis for your determination. Please refer to SFAS 5.

Response: As noted above, we believe that our accruals with respect to the Meridien litigation and related disclosures are consistent with SFAS 5. Please note that such Meridien litigation accruals include as a component an accrual of $2.8 million with respect to Meridien’s attorney’s fee award for the New Orleans litigation.

In its comment, the staff refers to the April 16, 2008 decision by the Louisiana Court of Appeals with respect to the New Orleans hotel in which, among other matters, the court reduced Meridien’s attorney’s fee award to approximately $2.8 million. As disclosed in our Form 10-Q, we subsequently unsuccessfully petitioned the court for a rehearing and have applied for a writ of certiorari to the Louisiana Supreme Court.

We believe that an attorney’s fee award to Meridien with respect to the New Orleans hotel is probable within the meaning of SFAS 5 (that is, likely to occur). Our management team made this determination based on the overall case posture, including the fact that we had exhausted our state-level appeals other than our pending writ of certiorari with the Louisiana Supreme Court.

In our future Form 10-Q and Form 10-K filings, we will include a statement that our accruals for the Dallas and New Orleans litigation with Meridien include an accrual of $2.8 million with respect to Meridien’s attorney’s fee award for the New Orleans matter.

Proxy Statement

Compensation Discussion and Analysis

Components and Criteria of Executive Compensation, page 18

6.	Comment: Please provide a more detailed description of the factors considered by the Compensation Committee in determining base salary. In your disclosure, please address the following and explain how each element factored into the base salary determination:

•	how the committee assessed the scope of the NEO’s responsibilities and leadership;

•	how the committee measured the Company’s overall financial and business performance;

•	how the committee measured the NEO’s contributions to the Company; and

•	identity of the peer group companies and how they were selected.

Provide this disclosure in future filings and tell us how you plan to comply.

Response: With respect to the staff’s request that the disclosure include “identity of the peer group companies and how they were selected,” we respectfully note the following existing disclosure on page 17 of our Proxy Statement: “During 2006, the Compensation Committee met several times with Towers Perrin to discuss its compensation study, its research and its recommendations for compensation in 2007. Among other matters, Towers Perrin compared the Company’s compensation of the Named Executive Officers to that of three groups: (i) a sample of 25 public REITs, spanning industry subsectors and asset classes but which were comparable to the Company in total enterprise value (which is the Company’s total equity plus total debt); (ii) a group of eight public lodging REITs; and (iii) a group of five public lodging REITs deemed most comparable to the Company.”

In response to the staff’s peer-group comment, in future annual Proxy Statements, we will note the group of eight public lodging REITS: (i) Ashford Hospitality Trust, Inc., (ii) DiamondRock Hospitality Company, (iii) Equity Inns, Inc., (iv) FelCor Lodging Trust Incorporated, (v)

Highland Hospitality Corporation, (vi) Innkeepers USA Trust, (vii) Strategic Hotels & Resorts, Inc., and (viii) Sunstone Hotel Investors, Inc. We will also note the group of five public lodging REITs deemed most comparable to the Company: (i) Ashford Hospitality Trust, Inc., (ii) DiamondRock Hospitality Company, (iii) FelCor Lodging Trust Incorporated, (iv) Strategic Hotels & Resorts, Inc., and (v) Sunstone Hotel Investors, Inc. If so requested by the staff, we will also include the identity of the 25 REITs that had comparable enterprise value to the Company, although our belief is that such a lengthy recitation would not be of material importance to the Company’s shareholders.

In addition, in response to the staff’s other comments, we will revise the disclosure of base salary component of executive compensation in future annual Proxy Statements to include disclosure substantially similar to the following:

Base Salary

Base salary is the only predictable form of annual cash compensation to our Named Executive Officers, and the Compensation Committee believes base salary is an important element of total compensation for that reason. The Compensation Committee believes that base salary should be commensurate with each Named Executive Officer’s position and experience, subject to annual adjustments based on market conditions, peer group analysis and individual contributions and performance.

For [2008], the base salary of each of our Named Executive Officers was based on the following qualitative and quantitative factors:

•	an assessment of the scope of the Named Executive Officer’s responsibilities and leadership and individual role within the executive management team;

•	the Named Executive Officer’s contributions to the Company;

•	the Named Executive Officer’s expertise and experience within the industry;

•

the competitive market compensation paid to executive officers in similar positions at the previously-described peer groups (the 25 public REITs having comparable enterprise value to the Company, the eight public lodging REITs and the five public lodging REITs deemed most comparable to the Company); and

•	the Company’s overall financial and business performance.

Compared to the other components of executive officer compensation, base salary determinations are more heavily weighted by the Compensation Committee’s qualitative assessments of the Named Executive Officers. For example, specific quantitative benchmarks are considered when making determinations about performance incentives and targets related to the annual cash incentive bonus and long-term equity awards, as described elsewhere in this Proxy Statement.

The Compensation Committee annually reviews the individual responsibilities and leadership attributes of each Named Executive Officer. The Compensation Committee’s review includes its evaluation of each Named Executive Officer’s role and contributions to the Company during the last year. Among other matters, the Committee considers the performance of employees managed by the Named Executive Officers; the asset management strategies proposed or implemented by the Named Executive Officer to improve hotel property performance; the status of the Company’s hotel property acquisition pipeline, as applicable; the Company’s execution on short- and long-term strategic initiatives for which the Named Executive Officer is responsible; and the Company’s compliance with applicable laws and regulations to the extent within the Named Executive Officer’s responsibility. Because of the success of the executive management team working together throughout its 10-year history, the Compensation Committee considers each Named Executive Officer’s individual contribution to that team, and the base salary needed to retain the members of that team into the future.

In addition, a tool that the Compensation Committee measures a Named Executive Officer’s performance is his progress with respect to a list of management business objectives, or MBOs, prepared by the Named Executive Officers and approved by the Committee each year. Quarterly progress reports with respect to the MBOs provide the Compensation Committee with a regular update on the Named Executive Officer’s performance. As noted elsewhere in this Proxy Statement, MBOs are primarily used to determine the annual cash incentive bonus, but MBOs also inform the Committee’s determination of base salaries.

The Committee’s review of a Named Executive Officer’s role and contribution to the Company includes a dialogue between the Committee and each Named Executive Officer about his individual performance during the year. The Compensation Committee also solicits the observations of the Chief Executive Officer with respect to the performance of the other Named Executive Officers, especially as to day-to-day responsibilities and intra-company leadership qualities and growth.

With respect to the Named Executive Officer’s expertise and experience within the industry, the Committee considers involvement in industry or trade groups such as the National Association of Real Estate Investment Trusts, or NAREIT, as well as awards or other recognition by industry or trade groups or other industry participants.

Finally, the Compensation Committee considers the financial and business performance of the Company in an absolute sense and relative to its previously-described peer groups. When evaluating the Company’s financial and business performance, the Compensation Committee does not focus on any one particular performance measure or target but does consider, in addition to the Company’s funds from operations, or FFO, performance, the Company’s total return (dividends plus common share price appreciation) over the prior five years.

The [2008] annual base salaries for the Named Executive Officers are provided in the Summary Compensation Table below. Mr. Bortz’s [2008] annual base salary represented a [—]% increase over his [2007] annual base salary, and the [2008] annual base salaries paid to Messrs. Barnello and Weger represented a [—]% increase over each of their [2007] annual base salaries.